(Check One):	UNITED STATES	OMB APPROVAL
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
	WASHINGTON, D.C. 20549	Expires: March 31, 2006
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	FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Power Equipment Group Inc.

Full Name of Registrant

Former Name if Applicable

6120 South Yale, Suite 1480

Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74136

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Power Equipment Group Inc. (the “Company”) is filing Form 12b-25 because it needs additional time to file its Annual Report on Form 10-K for the year ended December 31, 2005, which is due on March 16, 2006. The primary reason for the delay is that, as disclosed in the Form 8-K filed by the Company on March 8, 2006, the Company reported that it expects to restate its financial statements for the fiscal year ended December 31, 2004, including the second, third and fourth quarters of 2004, and its interim financial statements for the first, second and third quarters of 2005.

Management has become aware of unrecognized expenses related to a heat recovery equipment project in China that was substantially completed in December 2004. This led management to further review the revenue and cost recognition for this project as well as a separate auxiliary power equipment project that had also been sold through the Company’s Chinese trading company, Global Power Equipment (Shanghai) Co., Ltd., in 2004. Following this review, the Company, in conjunction with the Company’s Board of Directors and after discussion with the Company’s independent registered public accounting firm, has determined that gross profit was inadvertently overstated in total for these projects, and that a restatement is required. Currently, management believes that a restatement will result in an unaudited adjustment to prior period financial statements for the second, third and fourth quarters of 2004 and the first, second and third quarters of 2005 that could cumulatively decrease previously reported operating income in an amount that is not currently expected to exceed approximately $7.0 million.

The Company expects to include restated financial results for the fiscal year ended December 31, 2004, including the second, third and fourth quarters of 2004, and the first, second and third quarters of 2005 in its Annual Report on Form 10-K for the year ended December 31, 2005, which it expects to file on or before March 31, 2006.

In the Company’s 2004 Form 10-K that was filed on March 15, 2005, Management’s Report on Internal Control Over Financial Reporting, previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004. In connection with this restatement, the Company’s management has re-evaluated the effectiveness of its internal control over financial reporting as of December 31, 2004 and determined that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 due to a material weakness. For more information regarding the material weakness and the Company’s efforts to remediate the material weakness, see the Company’s Form 8-K filed with the Securities and Exchange Commission on March 8, 2006.

Management has not yet completed its assessment of internal control over financial reporting as of December 31, 2005, but has concluded that the Company’s internal control over financial reporting is ineffective due to the material weakness noted above. Since management has not completed its assessment of internal control over financial reporting as of December 31, 2005, it is possible that management may identify one or more additional material weaknesses.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James P. Wilson (Name)	918 (Area Code)	488-0828 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Power Equipment Group Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 16, 2006	By:	/s/ Candice L. Cheeseman
General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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Explanation Referred to in Part IV, Item (3) of Form 12b-25

On March 8, 2006, the Company issued a press release providing a preliminary earnings estimate of a loss of between $11 to $13 million for the fourth quarter of 2005, or between $0.23 to $0.28 per diluted share, on revenues of approximately $116 million. This estimate excludes the possible impact from a potential goodwill impairment and/or an increase in deferred tax asset valuation allowance, which are under review as a result of the fourth quarter 2005 loss. These potential non-cash charges could be material.

The Company expects to report a firm backlog at December 31, 2005 of approximately $387 million compared to $384 million at the end of September 2005 and $309 million at December 31, 2004.

At December 31, 2005, the Company had cash and cash equivalents of $21 million.

* * * * * *

Statements contained in this Form 12b-25 regarding the Company’s or management’s intentions, beliefs, expectations, or predictions for the future, including, but not limited to, those regarding anticipated operating results, are forward-looking statements within the meaning of U.S. federal securities laws and are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected, including the completion and audit of the Company’s restated financial statements and the completion and audit of the Company’s 2005 financial statements. Additional information concerning some of the other factors that could cause actual results to differ materially from those in, or implied by, the forward looking statements are set forth under “Risk Factors” in the Company’s Form 10-K for the period ended December 31, 2004, and other reports on file with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise.

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